Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S COMMON UNITS

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The Common Units

The common units represent limited partner interests in us. The holders are entitled to participate in partnership distributions and are entitled to exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units in and to partnership distributions, please read this section and “How We Make Cash Distributions.” For a description of the voting rights, rights of distribution upon liquidation and other rights and privileges of limited partners, including our common units under our partnership agreement, please read “The Partnership Agreement.”

Our common units are traded on the NYSE under the symbol “GLP.”

Transfer of Common Units

By acceptance of the transfer of a common unit in accordance with our partnership agreement, the transferee of common units:

●	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;
●	automatically requests admission as a substituted limited partner in our partnership;
●	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;
●	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;
●	grants powers of attorney to officers of our general partner and any liquidator of us as specified in our partnership agreement; and
●	gives the consents, covenants, representations and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we entered into in connection with our initial public offering.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any unrecorded transfers to be recorded on our books and records no less frequently than quarterly.

We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

How We Make Cash Distributions

General

Our cash distribution policy reflects a basic judgment that our common unitholders will be better served by our distributing our available cash rather than retaining it. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to our common unitholders than would be the case were we subject to tax.

Our cash distribution policy is consistent with the terms of our partnership agreement which requires us to distribute available cash to common unitholders on a quarterly basis. Our determination of available cash takes into account the need to maintain certain cash reserves to preserve our distribution levels across seasonal and cyclical fluctuations in our business.

Because we intend to distribute the majority of the cash generated from our business to our common unitholders, we will in large part rely upon external financing sources, including commercial borrowings and other debt and equity issuances, to fund our capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy could significantly impair our ability to grow.

There is no guarantee that common unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

●	Our distribution policy is subject to certain restrictions on distributions under our current and anticipated debt agreements. Should we be unable to satisfy these restrictions under our debt agreements, we would be prohibited from making distributions to our common unitholders notwithstanding our stated distribution policy.
●	The board of directors of our general partner has broad discretion to establish reserves for the prudent conduct of our business and the establishment of those reserves could result in a reduction of our stated distribution policy.
●	Even if our cash distribution policy is not modified or revoked, the amount of distributions paid and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.
●	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), we may not make distributions to our common unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.
●	We may lack sufficient cash to pay distributions to our common unitholders due to increases in selling, general and administrative expenses, capital expenditures, principal and interest payments on our outstanding debt, working capital requirements and anticipated cash needs or due to significant decreases in demand for the products we sell or in demand for our logistics activities.

Distributions of Available Cash

General

Subject to the rights of holders of our Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (“Series A Preferred Units”) and our 9.50% Series B Fixed Rate Cumulative Redeemable Perpetual Preferred Units (“Series B Preferred Units”), within 45 days after the end of each quarter, we distribute all of our available cash to common unitholders of record on the applicable record date.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter less the amount of cash reserves established by our general partner to:

●	provide for the proper conduct of our business;

●	comply with applicable law, any of our debt instruments, or other agreements;
●	provide funds for payments to holders of our Series A Preferred Units and Series B Preferred Units in respect of any one or more of the next four quarters; or
●	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units on a quarterly basis at least the minimum quarterly distribution of $0.4625 per unit, or $1.85 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to common unitholders if it would cause an event of default, or an event of default is existing, under our credit agreement.

General Partner Interest and Incentive Distribution Rights

Our general partner is entitled to 0.67% of all quarterly common unit distributions that we make prior to our liquidation. This general partner interest is represented by 230,303 general partner units. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s 0.67% interest in these distributions may be reduced if we issue additional common units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 0.67% general partner interest. Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48.67%, of the cash we distribute from distributable cash flow (as defined below) in excess of $0.4625 per unit. The maximum distribution of 48.67% includes distributions paid to our general partner on its 0.67% general partner interest, and assumes that our general partner maintains its general partner interest at 0.67%. The maximum distribution of approximately 48.67% does not include any distributions that our general partner may receive on units that it owns. Please read “—Distributions of Available Cash from Distributable Cash Flow” for additional information.

Series A Preferred Units

On August 7, 2018, we issued 2,760,000 of our Series A Preferred Units at a price of $25.00 per Series A Preferred Unit. We used the proceeds, net of underwriting discount and expenses, of $66.4 million to reduce indebtedness under our credit agreement.

The Series A Preferred Units are a class of equity security that ranks senior to the common units, the incentive distribution rights and each other class or series of our equity securities established after August 7, 2018, the original issue date of the Series A Preferred Units (the “Series A Preferred Original Issue Date”), that is not expressly made senior to or on parity with the Series A Preferred Units as to the payment of distributions and amounts payable on a liquidation event.

Distributions on the Series A Preferred Units are cumulative from the Series A Preferred Original Issue Date and payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on November 15, 2018 (each, a “Series A Preferred Distribution Payment Date”), to holders of record as of the opening of business on the February 1, May 1, August 1 or November 1 next preceding the Series A Preferred Distribution Payment Date, in each case, when, as, and if declared by the general partner out of legally available funds for such purpose. Distributions on the Series A Preferred Units will be paid out of our available cash with respect to the quarter ended immediately preceding the applicable Series A Preferred Distribution Payment Date. No distribution may be declared or paid or set apart for payment on any junior securities (other than a distribution payable solely in junior securities) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Units and any parity securities through the most recent respective distribution periods.

The initial distribution rate for the Series A Preferred Units from and including the Series A Preferred Original Issue Date, but excluding, August 15, 2023 was 9.75% per annum of the $25.00 liquidation preference per Series A Preferred Unit.  On and after August 15, 2023, distributions on the Series A Preferred Units accumulate for each distribution period at a percentage of the $25.00 liquidation preference equal to (i) an annual floating rate of a substitute or successor base rate that the calculation agent determines to be the most comparable to the three-month LIBOR plus (ii) a spread of 6.774% per annum. For the successor base rate comparable to the three-month LIBOR, the calculation agent has selected the industry-accepted substitute which is the 3-month CME Term SOFR plus the applicable tenor spread of 0.26161%.

We may redeem, at our option and at any time, in whole or in part, the Series A Preferred Units out of amounts legally available therefor, at a redemption price of $25.00 per Series A Preferred Unit plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose and would be subject to compliance with the provisions of the instruments governing our outstanding indebtedness. We must provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption. We may undertake multiple partial redemptions.

Series B Preferred Units

On March 24, 2021, we issued 3,000,000 of our Series B Preferred Units at a price of $25.00 per Series B Preferred Unit. We used the proceeds, net of underwriting discount and expenses, of $72.2 million to reduce indebtedness under our credit agreement.

The Series B Preferred Units are a class of equity security that ranks senior to the common units, the incentive distribution rights and each other class or series of our equity securities established after March 24, 2021, the original issue date of the Series B Preferred Units (the “Series B Preferred Original Issue Date”), that is not expressly made senior to or on parity with the Series B Preferred Units as to the payment of distributions and amounts payable on a liquidation event.

Distributions on the Series B Preferred Units are cumulative from the Series B Preferred Original Issue Date and payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on May 15, 2021 (each, a “Series B Preferred Distribution Payment Date”), to holders of record as of the opening of business on the February 1, May 1, August 1 or November 1 next preceding the Series B Preferred Distribution Payment Date, in each case, when, as, and if declared by the general partner out of legally available funds for such purpose. Distributions on the Series B Preferred Units will be paid out of our available cash with respect to the quarter ended immediately preceding the applicable Series B Preferred Distribution Payment Date. No distribution may be declared or paid or set apart for payment on any junior securities (other than a distribution payable solely in junior securities) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series B Preferred Units and any parity securities through the most recent respective distribution periods.

The distribution rate for the Series B Preferred Units is 9.50% per annum of the $25.00 liquidation preference per Series B Preferred Unit (equal to $2.375 per Series B Preferred Unit per annum).

At any time on or after May 15, 2026, we may redeem the Series B Preferred Units, in whole or in part, out of amounts legally available therefor, at a redemption price of $25.00 per Series B Preferred Unit plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose and would be subject to compliance with the provisions of the instruments governing our outstanding indebtedness. We must provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption. We may undertake multiple partial redemptions.

Distributable Cash Flow and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “distributable cash flow” or “capital surplus.” We distribute available cash from distributable cash flow differently than available cash from capital surplus.

Definition of Distributable Cash Flow

Distributable cash flow, for any period, means, on a cumulative basis since the closing date of our initial public offering and without duplication, the sum of net income plus depreciation and amortization, in each case calculated in accordance with accounting principles generally accepted in the United States, minus maintenance capital expenditures (as defined below), as adjusted to eliminate items approved by the audit committee of the board of directors of our general partner that are extraordinary or non-recurring in nature and that would otherwise increase distributable cash flow.

Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the operating capacity of or sales and revenues generated by existing assets or to extend the useful lives of such assets. Maintenance capital expenditures include expenditures required to maintain equipment reliability, tankage and pipeline integrity and safety and to address environmental regulations. Repair and maintenance expenses associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred. The officers and directors of our general partner determine if an expenditure is a maintenance capital expenditure.

Characterization of Cash Distributions

We treat all available cash distributed as coming from distributable cash flow until the sum of all available cash distributed since we began operations equals the distributable cash flow as of the most recent date of determination of available cash. We treat any amount distributed in excess of distributable cash flow, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Distributions of Available Cash from Distributable Cash Flow

We will make distributions of available cash from distributable cash flow for any quarter in the following manner:

●	First, 99.33% to all common unitholders, pro rata, and 0.67% to our general partner, until each common unitholder receives a total of $0.4625 per unit for that quarter (the “first target distribution”);
●	Second, 86.33% to all common unitholders, pro rata, and 13.67% to our general partner, until each common unitholder receives a total of $0.5375 per unit for that quarter (the “second target distribution”);
●	Third, 76.33% to all common unitholders, pro rata, and 23.67% to our general partner, until each common unitholder receives a total of $0.6625 per unit for that quarter (the “third target distribution”); and
●	Thereafter, 51.33% to all common unitholders, pro rata, and 48.67% to our general partner.

The preceding discussion is based on the assumptions that our general partner maintains its 0.67% general partner interest and that we do not issue additional classes of equity securities.

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from distributable cash flow after certain target distribution levels have been achieved. The percentages set forth above for our general partner include the incentive distribution rights. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

Percentage Allocations of Available Cash from Distributable Cash Flow

The following table illustrates the percentage allocations of the additional available cash from distributable cash flow between the common unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the common unitholders in any available cash from distributable cash flow we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution,” until available cash from distributable cash flow we distribute reaches the next target distribution level, if any. The percentage interests shown for the common unitholders and the general partner for the first target distribution are also applicable to quarterly distribution amounts that are less than the first target distribution. The percentage interests set forth below for our general partner include its 0.67% general partner interest and assume the general partner has not transferred its incentive distribution rights.

		Marginal Percentage
	Total Quarterly Distribution	Interest in Distributions
	Target Amount	Unitholders	General Partner
First Target Distribution	up to $0.4625	99.33%	0.67%
Second Target Distribution	above $0.4625 up to $0.5375	86.33%	13.67%
Third Target Distribution	above $0.5375 up to $0.6625	76.33%	23.67%
Thereafter	above $0.6625	51.33%	48.67%

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

●	First, 99.33% to all common unitholders, pro rata, and 0.67% to the general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to the initial public offering price; and
●	Thereafter, we will make all distributions of available cash from capital surplus as if they were from distributable cash flow.

Effect of a Distribution from Capital Surplus

The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from our initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per common unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the target distributions, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions.

Once we distribute capital surplus on a common unit in an amount equal to the initial unit price, we will reduce the target distribution levels to zero. We will then make all future distributions from distributable cash flow, with 51.33% being paid to the holders of common units and 48.67% to the general partner. The percentage interests shown for our general partner include its 0.67% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer units or subdivide our common units into a greater number of units, we will proportionately adjust:

●	target distribution levels; and

●	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

The amount of distributions paid under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the partners, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation; provided, that any unpaid cash distributions on our Series A Preferred Units and Series B Preferred Units shall be paid prior to the making of any such distributions.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to receive their unrecovered initial unit. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If liquidation occurs, the holders of outstanding Series A Preferred Units and Series B Preferred Units will first be specially allocated items of our gross income and gain in a manner designed to cause such holders to have a positive capital balance equal to the liquidation preference of $25.00 per Series A Preferred Unit and Series B Preferred Unit, respectively. We will then allocate any gain to the partners in the following manner:

●	First, to the partners who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;
●	Second, 99.33% to the common unitholders, pro rata, and 0.67% to the general partner, until the capital account for each common unit is equal to the sum of:
(1)	the unrecovered initial unit price; and
(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;
●	Third, 99.33% to all common unitholders, pro rata, and 0.67% to the general partner, until we allocate under this paragraph an amount per unit equal to:
(1)	the sum of the excess of the first target distribution per common unit over the minimum quarterly distribution per common unit for each quarter of our existence; less

(2)

the cumulative amount per common unit of any distributions of available cash from distributable cash flow in excess of the minimum quarterly distribution per common unit that we distributed 99.33% to the common unitholders, pro rata, and 0.67% to the general partner, for each quarter of our existence;

●	Fourth, 86.33% to all common unitholders, pro rata, and 13.67% to the general partner, until we allocate under this paragraph an amount per unit equal to:
(1)	the sum of the excess of the second target distribution per common unit over the first target distribution per common unit for each quarter of our existence; less
(2)

the cumulative amount per common unit of any distributions of available cash from distributable cash flow in excess of the first target distribution per common unit that we distributed 86.33% to the common unitholders, pro rata, and 13.67% to the general partner for each quarter of our existence;

●	Fifth, 76.33% to all common unitholders, pro rata, and 23.67% to the general partner, until we allocate under this paragraph an amount per unit equal to:
(1)	the sum of the excess of the third target distribution per unit over the second target distribution per common unit for each quarter of our existence; less
(2)

the cumulative amount per common unit of any distributions of available cash from distributable cash flow in excess of the second target distribution per common unit that we distributed 76.33% to the unitholders, pro rata, and 23.67% to the general partner for each quarter of our existence; and

●	Thereafter, 51.33% to all common unitholders, pro rata, and 48.67% to the general partner.

The percentage interests set forth above for our general partner include its 0.67% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Manner of Adjustments for Losses

If liquidation occurs, we will generally allocate any loss to the partners in the following manner:

●	First, 99.33% to the holders of common units in proportion to the positive balances in their capital accounts and 0.67% to the general partner, until the capital accounts of the common unitholders have been reduced to zero;
●	Second, to all partners holding Series A Preferred Units and Series B Preferred Units, pro rata, until the capital account in respect of each Series A Preferred Unit and Series B Preferred Units, respectively, has been reduced to zero; and
●	Thereafter, 100% to the general partner.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

The Partnership Agreement

The following is a summary of certain material provisions of our partnership agreement that relate to ownership of our common units.

Capital Contributions

Common unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following matters require the limited partners vote specified below. Various matters require the approval of a “unit majority,” which means the approval of a majority of the common units.

In voting their common units, our general partner and its affiliates have no duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and our limited partners.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement:

Issuance of additional units	Except in the case of the issuance of units that rank equal to or senior to the Series A Preferred Units or Series B Preferred Units, no approval required.
Amendment of our partnership agreement

Certain amendments may be made by our general partner without the approval of the limited partners. Other amendments generally require the approval of a unit majority. Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a separate class, and the outstanding Series B Preferred Units, voting as a separate class, we may not adopt any amendment to our partnership agreement that would have a material adverse effect on the terms of the Series A Preferred Units or Series B Preferred Units, respectively. Please read “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Sale or Other Disposition of Assets.”
Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”
Continuation of our partnership upon dissolution	Unit majority. Please read “—Termination and Dissolution.”
Removal of our general partner

Not less than 66 2/3% of the outstanding common units, voting as a single class, including common units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	Our general partner may at its option transfer all or any of its general partner interest in us without a vote of our limited partners.
Transfer of ownership interests in our general partner	No approval required at any time.

Limited Liability

Participation in the Control of Our Partnership

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

●	to remove or replace our general partner;
●	to approve some amendments to our partnership agreement; or
●	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for such a claim in Delaware case law.

Unlawful Partnership Distribution

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business

We conduct business in a number of jurisdictions. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our membership interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Except in the case of the issuance of units that rank equal to or senior to the Series A Preferred Units or the Series B Preferred Units, our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the limited partners.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities, our general partner has the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its 0.67% general partner interest in us. Our general partner’s 0.67% interest in us will be reduced if we issue additional common units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 0.67% general partner interest. Moreover, our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units do not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner has no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may:

●	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or
●	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in at its option.

The provision of our partnership agreement preventing the amendments having the effects described in the bullets above can be amended upon the approval of the holders of at least 90% of the outstanding common units voting together as a single class (including units owned by our general partner and its affiliates).

No Limited Partner Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

●	a change in our name, the location of our principal place of business, our registered agent or our registered office;
●	the admission, substitution, withdrawal, or removal of partners in accordance with the partnership agreement;
●	a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, our operating company, nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);
●	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;
●	subject to the rights of holders of our Series A Preferred Units and Series B Preferred Units, an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;
●	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;
●	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;
●	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership, or other entity, as otherwise permitted by our partnership agreement;
●	a change in our fiscal year or taxable year and related changes;
●	mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or
●	any other amendments substantially similar to any of the matters described above.

In addition, subject to the rights of holders of our Series A Preferred Units and Series B Preferred Units, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if our general partner determines that those amendments:

●	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;
●	are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

●	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;
●	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or
●	are required to effect the intent expressed in registration statement for our initial public offering or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Limited Partner Approval

Our general partner is not required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments described under “—No Limited Partner Approval”. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding common units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, the transaction would not result in a material amendment to the partnership agreement, each of our partnership security will be an identical partnership security of our partnership following the transaction, the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction and our general partner has received an opinion of counsel regarding certain limited liability and tax matters.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any class or series of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the class or series of partnership interests so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our general partner. However, our general partner has no duty or obligation to consent to any merger or consolidation and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of common units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The limited partners are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

●	the election of our general partner to dissolve us, if approved by the holders of common units representing a unit majority;
●	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;
●	the entry of a decree of judicial dissolution of our partnership; or
●	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the fourth bullet point above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of common units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

●	the action would not result in the loss of limited liability of any limited partner; and
●	neither our partnership, our operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Cash Distributions—Distributions of Cash Upon Liquidation”. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the limited partners.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up, and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33 1/3% of the outstanding common units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist, our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units with a value equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Global GP LLC as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of the outstanding partnership securities, that person or group loses voting rights on all of its partnership securities. This loss of voting rights does not apply to any person or group that acquires the partnership securities from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the partnership securities with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist, our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding partnership securities of any class (other than Series A Preferred Units and Series B Preferred Units), our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons. The purchase price in the event of such an acquisitions is the greater of:

●	the highest price paid by either of our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and

●	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. The repurchase right described in this section does not apply to Series A Preferred Units or Series B Preferred Units.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any partnership securities then outstanding, unitholders or assignees who are record holders of units on the record date are entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of limited partners will be called in the foreseeable future. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if consents in writing describing the action so taken are signed by holders of the number of partnership securities necessary to authorize or take that action at a meeting. Meetings of the limited partners may be called by our general partner or by limited partners owning at least 20% of the outstanding limited partner interests of the class for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding partnership securities of the class, classes or series entitled to vote and be present for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the limited partners requires approval by holders of a greater percentage of the partnership securities in which case the quorum will be the greater percentage.

Each record holder of a common unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of partnership securities then outstanding, that person or group will lose voting rights on all of its partnership securities and the partnership securities may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state, or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest in because of the nationality, citizenship, or other related status of any limited partner or assignee, we may redeem the limited partner interest held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship, or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship, or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his limited partner interests and may not receive distributions in kind upon our liquidation.